SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Azure Power Global Ltd

(Name of Issuer)

Common Stock

(Title of Class of Securities)

V0393H103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V0393H103	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Foundation Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,778,140 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,778,140 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,778,140 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.6%
12.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13G is filed by Foundation Capital VI, L.P. (“FC6”), Foundation Capital VI Principals Fund, L.L.C. (“FC6P”) and Foundation Capital Management Co. VI, L.L.C. (“FC6M” and together with FC6 and FC6P, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,736,416 shares held by FC6 and (ii) 41,724 shares held by FC6P. FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FC6M possesses voting and dispositive power over the shares held by FC6 and FC6P, and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FC6M owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.
(3)	This percentage is calculated based upon 25,915,959 shares of the Common Stock outstanding as of October 12, 2016, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 22, 2016.

CUSIP No. V0393H103	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Foundation Capital VI Principals Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,778,140 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,778,140 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,778,140 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.6%
12.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,736,416 shares held by FC6 and (ii) 41,724 shares held by FC6P. FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FC6M possesses voting and dispositive power over the shares held by FC6 and FC6P, and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FC6M owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.
(3)	This percentage is calculated based upon 25,915,959 shares of the Common Stock outstanding as of October 12, 2016, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 22, 2016.

CUSIP No. V0393H103	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons Foundation Capital Management Co. VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,778,140 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,778,140 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,778,140 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.6%
12.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,736,416 shares held by FC6 and (ii) 41,724 shares held by FC6P. FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FC6M possesses voting and dispositive power over the shares held by FC6 and FC6P, and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FC6M owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.
(3)	This percentage is calculated based upon 25,915,959 shares of the Common Stock outstanding as of October 12, 2016, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 22, 2016.

Item 1(a).	Name of Issuer: Azure Power Global Ltd

Item 1(b).	Address of Issuer’s Principal Executive Offices: 8 Local Shopping Complex Pushp Vihar, Madangir New Delhi K7 110062

Item 2(a).	Name of Person Filing: Foundation Capital VI, L.P. (“FC6”) Foundation Capital VI Principals Fund, L.L.C. (“FC6P”) Foundation Capital Management Co. VI, L.L.C. (“FC6M”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Foundation Capital 250 Middlefield Road Menlo Park, California 94025

Item 2(c).	Citizenship: FC6 – Delaware, United States of America FC6P – Delaware, United States of America FC6M – Delaware, United States of America

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: V0393H103

Item 3.	Not applicable.

Item 4.	Ownership. The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (3)
FC6	3,736,416	0	3,778,140	0	3,778,140	3,778,140	14.6%
FC6P	41,724	0	3,778,140	0	3,778,140	3,778,140	14.6%
FC6M (2)	0	0	3,778,140	0	3,778,140	3,778,140	14.6%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Person.
(2)	FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FC6M possesses voting and dispositive power over the shares held by FC6 and FC6P and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FC6M owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 25,915,959 shares of the Common Stock outstanding as of October 12, 2016, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 22, 2016.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

5.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

FOUNDATION CAPITAL MANAGEMENT CO. VI, L.L.C.

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL VI, L.P.
By:	Foundation Capital Management Co. VI, L.L.C., its General Partner

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL VI PRINCIPALS FUND, L.L.C.
By:	Foundation Capital Management Co. VI, L.L.C., its Manager

By:	/s/ William B. Elmore
Manager

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

7.

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Azure Power Global Ltd

Dated: February 6, 2017

FOUNDATION CAPITAL MANAGEMENT CO. VI, L.L.C.

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL VI, L.P.
By:	Foundation Capital Management Co. VI, L.L.C., its General Partner

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL VI PRINCIPALS FUND, L.L.C.
By:	Foundation Capital Management Co. VI, L.L.C., its Manager

By:	/s/ William B. Elmore
Manager

8.